Exhibit 99.1

Corporación América Airports S.A. Reports June 2025 Passenger Traffic

Total passenger traffic up 11.3% YoY, up 14.2% YoY in Argentina

International passenger traffic up 9.2% YoY; up 14.7% YoY in Argentina

Luxembourg, July 18, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today an 11.3% year-on-year (YoY) increase in passenger traffic in June 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Jun'25	Jun'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,395	3,039	11.7%	21,066	19,337	8.9%
International Passengers (thousands)	2,833	2,595	9.2%	16,200	14,441	12.2%
Transit Passengers (thousands)	656	554	18.5%	3,789	3,399	11.5%
Total Passengers (thousands)[1]	6,885	6,188	11.3%	41,054	37,177	10.4%
Cargo Volume (thousand tons)	31.3	30.5	2.7%	193.1	183.0	5.5%
Total Aircraft Movements (thousands)	71.4	65.3	9.2%	420.7	394.6	6.6%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 11.5%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 11.3% in June compared to the same month in 2024. Domestic passenger traffic rose by 11.7% year over year (YoY), largely driven by Argentina, along with strong performances in Brazil and, to a lesser extent, Italy and Ecuador. Meanwhile, international traffic grew by 9.2%, with all operating countries contributing positively YoY—except Ecuador—and particularly strong results in Brazil, Argentina, and Italy. Notably, Argentina accounted for over 60% of the total traffic growth in June.

In Argentina, total passenger traffic increased by 14.2% YoY, driven by double-digit growth in both domestic and international segments. Domestic traffic continued its strong performance, rising by 13.4% YoY — marking four consecutive months of double-digit growth. JetSMART, which recently added another Airbus A320neo to its fleet — now totaling 16 aircraft — continued to gain market share, carrying 127% more passengers than in the same month last year. Aerolíneas Argentinas, which resumed its Córdoba–Posadas route, saw its market share decline by 5 percentage points; however, it transported 6% more passengers than in June 2024. Notably, domestic traffic was negatively affected by a one-day strike by Aerolíneas Argentinas workers. International passenger traffic also remained strong, increasing by a solid 14.7% YoY. Avianca began operating flights between Córdoba and Bogotá with three weekly frequencies, while Azul launched seasonal routes connecting Mendoza with Viracopos, as well as Bariloche with Viracopos, Porto Alegre, and Belo Horizonte. Also in June, LATAM resumed its São Paulo–Bariloche and Buenos Aires–Rio de Janeiro routes, while Air Europa increased its Córdoba–Madrid service from three to four weekly frequencies.

In Italy, passenger traffic grew by 7.2% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic — which accounted for over 80% of total traffic — rose by 7.5% YoY, driven by a 12.9% increase at Florence Airport and a 3.9% increase at Pisa Airport. Domestic passenger traffic grew by 5.3% YoY, supported by a strong performance at Pisa Airport due to the increase in Ryanair’s flight frequencies, partially offset by a decline at Florence Airport.

In Brazil, total passenger traffic increased by 12.5% YoY, reflecting an improvement in traffic trends despite ongoing challenges in the aviation environment and aircraft constraints in the country. Domestic traffic, which accounted for nearly 60% of total traffic, rose by 10.8% YoY, while transit passengers increased by 13.9% YoY. Notably, although representing a small share of total traffic (5%), international traffic grew strongly by 22.9% YoY.

In Uruguay, total passenger traffic — predominantly international — remained largely flat, growing by 0.3% YoY. Azul Linhas Aéreas announced a new direct route between Montevideo and Campinas, with five weekly flights starting in July. This new connection will help strengthen ties between Uruguay and Brazil, facilitate passenger flows, and promote the development of new commercial and tourism opportunities.

In Ecuador, where security concerns persist, passenger traffic increased by 1.4% YoY. International traffic declined slightly by 0.3% YoY, mainly due to reduced operations to the U.S., while domestic traffic rose by 3.7% YoY, although high airfares continued to dampen travel demand.

In Armenia, passenger traffic increased by 9.3% YoY. Travel demand has benefited from the introduction of new airlines and routes, as well as increased flight frequencies. Wizz Air recently announced the opening of a new base at Yerevan’s Zvartnots Airport, with two aircraft and eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume increased by 2.7% compared to the same month in 2024, with positive YoY contributions from all countries of operations except for Italy and Brazil. Performance by country was as follows: Uruguay (+12.2%), Argentina (+8.6%), Armenia (+6.5%), Ecuador (+6.4%), Italy (-2.5%), and Brazil (-20.8%). Argentina, Brazil, and Ecuador accounted for almost 80% of the total cargo volume in June.

Aircraft movements increased by 9.2% YoY, with positive contributions from all countries of operation: Argentina (+10.7%), Brazil (+10.2%), Armenia (+7.6%), Italy (+6.7%), Ecuador (+5.9%), and Uruguay (+3.2%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in June.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Jun'25	Jun'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	3,438	3,011	14.2%	22,805	19,881	14.7%
Italy	1,017	949	7.2%	4,525	4,122	9.8%
Brazil (1)	1,354	1,203	12.5%	7,768	7,413	4.8%
Uruguay	163	163	0.3%	1,177	1,120	5.0%
Ecuador	377	371	1.4%	2,303	2,284	0.8%
Armenia	535	490	9.3%	2,477	2,356	5.1%
TOTAL	6,885	6,188	11.3%	41,054	37,177	10.4%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 11.5% for CAAP and 10.3% for Brazil.

Cargo Volume (tons)
Argentina	17,132	15,777	8.6%	101,235	94,096	7.6%
Italy	1,021	1,047	-2.5%	6,365	6,359	0.1%
Brazil	4,518	5,702	-20.8%	30,675	30,898	-0.7%
Uruguay	2,933	2,615	12.2%	17,584	15,214	15.6%
Ecuador	2,982	2,804	6.4%	18,421	19,094	-3.5%
Armenia	2,742	2,575	6.5%	18,836	17,343	8.6%
TOTAL	31,328	30,519	2.7%	193,116	183,005	5.5%

Aircraft Movements
Argentina	36,809	33,243	10.7%	232,386	214,623	8.3%
Italy	9,355	8,766	6.7%	41,072	38,222	7.5%
Brazil	12,520	11,361	10.2%	71,945	69,857	3.0%
Uruguay	2,276	2,206	3.2%	17,663	16,567	6.6%
Ecuador	6,488	6,125	5.9%	38,508	37,404	3.0%
Armenia	3,918	3,642	7.6%	19,086	17,960	6.3%
TOTAL	71,366	65,343	9.2%	420,660	394,633	6.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716